(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 1-11484

CUSIP NUMBER 445542

For Period Ended: 03/31/2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Hungarian Telephone and Cable Corp.
Full Name of Registrant

Former Name if Applicable

1201 Third Avenue, Suite 3400, Seattle, WA 98101-3034
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hungarian Telephone and Cable Corp. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 by May 10, 2007, without unreasonable effort and expense due to recent changes in both executive management and in its independent registered public accounting firm.   On April 27, 2007 the Company's Board of Directors elected a new chief executive officer and a new chief financial officer. On April 27, 2007, the Audit Committee of the Company's Board of Directors appointed a new independent registered public accounting firm to audit the Company's 2007 financial statements and its internal control over financial reporting. The Company's management and its new public accounting firm need some additional time, given their recent appointments, to complete their work (a review in the case of the new public accounting firm) in order for the Company to be able to file its report. The Company expects to file its Quarterly Report on Form 10-Q on, or before, May 15, 2007.

SEC 1344 (05-06)
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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter T. Noone	206-654-0204
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hungarian Telephone and Cable Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	05/10/2007	By	/s/ Peter T. Noone
Peter T. Noone General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Part IV(3) Explanation

There has not been a significant change in the Company's Income from Operations for the first quarter 2007 as compared to the first quarter 2006. The Company expects, however, to report a significant increase in its net loss for the first quarter 2007 as compared to the first quarter 2006, primarily due to a non-cash charge due to changes in the unrealized fair value of certain hedges entered into in connection with the Invitel acquisition. The Company estimates that the non-cash charge will be in the range of $44 million.

The Company engages in foreign currency and interest rate hedging activities to reduce the risk that changes in exchange rates and interest rates will adversely affect the eventual net cash flows resulting from its debt obligations. The Company does not expect to enter into financial instruments for trading or speculative purposes. Hedge contracts reduce the exposure to fluctuations in exchange rate and interest rate movements because the gains and losses associated with foreign currency balances and the interest rates payable by the Company are generally offset with gains and losses of the hedge contracts.

In January 2007 the Company entered into six foreign currency and interest rate hedges in order to reduce the exposure to the value of the Hungarian currency and the level of interest rates that would arise upon the completion of the acquisition of Invitel. The Company hedged (i) the Floating Rate Senior Notes that were issued by one its subsidiaries, in part, to finance the Invitel transaction and (ii) the Invitel Debt that the Company assumed upon closing. These items are non-cash items until they either mature or are unwound.

To limit the variability of interest rates on existing and projected debt, the Company entered into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. Under the terms of the interest rate swaps, the Company receives variable interest rate payments from the hedging counterparty and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt.

To limit the impact of fluctuations between the Company's Hungarian subsidiaries' functional currency, the Hungarian forint, and the Euro, the Company has entered into currency swap agreements and forward agreements, to receive Euros and pay forints, thereby creating the equivalent of forint debt obligations.

The objective of these contracts is to neutralize the impact of exchange rate and interest rate movements on our cash flows. However, given the inherent limitations of forecasting and the anticipatory nature of the exposures intended to be hedged, there can be no assurance that such programs will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either interest or foreign exchange rates. In addition, the timing of the accounting for recognition of gains and losses related to mark-to-market instruments for any given period may not coincide with the timing of gains and losses related to the underlying economic exposures and, therefore, may adversely affect our operating results and financial position.